Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for March 2024

Passenger traffic increased year-on-year by 3.4% in Mexico and 16.0% in Puerto Rico and 9.4% in Colombia

Mexico City, April 8, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for March 2024 reached a total of 6.5 million passengers, representing an increase of 6.6% compared to March 2023.

Passenger traffic presented year-on-year increases of 3.4% in Mexico, 16.0% in Puerto Rico and 9.4% in Colombia. Passenger traffic growth in Mexico was driven by an 11.1% increase in international traffic that offset a 6.83% decrease in domestic traffic. Puerto Rico reported growth in domestic and international traffic, 14.9% and 27.1%, respectively. Passenger traffic in Colombia reported growth in domestic and international traffic of 3.6% and 37.7%, respectively.

All figures in this statement reflect comparisons between the period from March 1 to March 31, 2024 and from March 1 to March 31, 2023. Consider that Holy Week occurred in 2023 in the month of April and in 2024 it was in the month of March. Passengers in transit and general aviation only for Mexico and Colombia.

Passenger Traffic Summary
	March		% Chg	Year to date		% Chg
	2023	2024		2023	2024
Mexico	3,893,840	4,024,853	3.4	11,073,291	11,496,410	3.8
Domestic Traffic	1,689,638	1,575,299	(6.8)	4,784,188	4,615,085	(3.5)
International Traffic	2,204,202	2,449,554	11.1	6,289,103	6,881,325	9.4
San Juan, Puerto Rico	1,003,705	1,164,522	16.0	2,907,038	3,261,896	12.2
Domestic Traffic	909,289	1,044,523	14.9	2,641,929	2,935,940	11.1
International Traffic	94,416	119,999	27.1	265,109	325,956	23.0
Colombia	1,170,420	1,280,754	9.4	3,885,317	3,804,230	(2.1)
Domestic Traffic	969,642	1,004,266	3.6	3,176,155	2,963,460	(6.7)
International Traffic	200,778	276,488	37.7	709,162	840,770	18.6
Total Traffic	6,067,965	6,470,129	6.6	17,865,646	18,562,536	3.9
Domestic Traffic	3,568,569	3,624,088	1.6	10,602,272	10,514,485	(0.8)
International Traffic	2,499,396	2,846,041	13.9	7,263,374	8,048,051	10.8

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Mexico Passenger Traffic
		March		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,689,638	1,575,299	(6.8)	4,784,188	4,615,085	(3.5)
CUN	Cancun	917,858	789,963	(13.9)	2,596,480	2,319,681	(10.7)
CZM	Cozumel	11,613	19,643	69.1	32,041	58,503	82.6
HUX	Huatulco	73,891	61,155	(17.2)	215,172	176,473	(18.0)
MID	Merida	284,069	273,884	(3.6)	809,320	801,085	(1.0)
MTT	Minatitlan	8,756	9,270	5.9	25,332	28,019	10.6
OAX	Oaxaca	115,438	130,284	12.9	333,826	375,196	12.4
TAP	Tapachula	44,742	49,114	9.8	123,523	147,956	19.8
VER	Veracruz	122,646	122,306	(0.3)	338,146	355,729	5.2
VSA	Villahermosa	110,625	119,680	8.2	310,348	352,443	13.6
International Traffic		2,204,202	2,449,554	11.1	6,289,103	6,881,325	9.4
CUN	Cancun	2,058,778	2,281,525	10.8	5,888,218	6,410,410	8.9
CZM	Cozumel	61,629	73,439	19.2	158,203	190,230	20.2
HUX	Huatulco	19,925	26,988	35.4	57,362	80,429	40.2
MID	Merida	32,796	36,341	10.8	92,741	99,148	6.9
MTT	Minatitlan	724	517	(28.6)	2,053	1,592	(22.5)
OAX	Oaxaca	17,855	17,001	(4.8)	55,070	56,995	3.5
TAP	Tapachula	2,189	824	(62.4)	5,687	3,606	(36.6)
VER	Veracruz	7,916	10,338	30.6	23,170	30,711	32.5
VSA	Villahermosa	2,390	2,581	8.0	6,599	8,204	24.3
Traffic Total Mexico		3,893,840	4,024,853	3.4	11,073,291	11,496,410	3.8
CUN	Cancun	2,976,636	3,071,488	3.2	8,484,698	8,730,091	2.9
CZM	Cozumel	73,242	93,082	27.1	190,244	248,733	30.7
HUX	Huatulco	93,816	88,143	(6.0)	272,534	256,902	(5.7)
MID	Merida	316,865	310,225	(2.1)	902,061	900,233	(0.2)
MTT	Minatitlan	9,480	9,787	3.2	27,385	29,611	8.1
OAX	Oaxaca	133,293	147,285	10.5	388,896	432,191	11.1
TAP	Tapachula	46,931	49,938	6.4	129,210	151,562	17.3
VER	Veracruz	130,562	132,644	1.6	361,316	386,440	7.0
VSA	Villahermosa	113,015	122,261	8.2	316,947	360,647	13.8

US Passenger Traffic, San Juan Airport (LMM)
	March		% Chg	Year to date		% Chg
	2023	2024		2023	2024
SJU Total	1,003,705	1,164,522	16.0	2,907,038	3,261,896	12.2
Domestic Traffic	909,289	1,044,523	14.9	2,641,929	2,935,940	11.1
International Traffic	94,416	119,999	27.1	265,109	325,956	23.0

Colombia Passenger Traffic Airplan
		March		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		969,642	1,004,266	3.6	3,176,155	2,963,460	(6.7)
MDE	Rionegro	717,445	747,951	4.3	2,401,054	2,166,918	(9.8)
EOH	Medellin	98,626	97,716	(0.9)	275,386	303,345	10.2
MTR	Monteria	105,664	115,613	9.4	359,440	361,837	0.7
APO	Carepa	18,246	14,029	(23.1)	49,631	41,601	(16.2)
UIB	Quibdo	27,774	26,416	(4.9)	84,270	81,702	(3.0)
CZU	Corozal	1,887	2,541	34.7	6,374	8,057	26.4
International Traffic		200,778	276,488	37.7	709,162	840,770	18.6
MDE	Rionegro	200,778	276,488	37.7	709,162	840,770	18.6
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,170,420	1,280,754	9.4	3,885,317	3,804,230	(2.1)
MDE	Rionegro	918,223	1,024,439	11.6	3,110,216	3,007,688	(3.3)
EOH	Medellin	98,626	97,716	(0.9)	275,386	303,345	10.2
MTR	Monteria	105,664	115,613	9.4	359,440	361,837	0.7
APO	Carepa	18,246	14,029	(23.1)	49,631	41,601	(16.2)
UIB	Quibdo	27,774	26,416	(4.9)	84,270	81,702	(3.0)
CZU	Corozal	1,887	2,541	34.7	6,374	8,057	26.4

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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